FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 2, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 2, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has discovered a significant new uranium occurrence at its San Jorge Basin Uranium Project, Argentina, and has entered into option agreements to acquire additional ground in Chubut Province.  In addition, Mr. Jerry Pogue has resigned as a director of the Issuer.

Item 5.	Full Description of Material Change

The Issuer has discovered a significant new uranium occurrence, termed “Bororo Nuevo”, over an area of approximately 5 kilometres by 3 kilometres, as part of  its large San Jorge Basin Uranium Project in southern Argentina.

Highly anomalous values from the initial sampling results at Bororo Nuevo range from detection limit to 23.58 lb/ton U3O8 (the upper detection limit) with the majority (70%) of the samples returning values in excess of 1.18 lb/ton U3O8.   Mineralization remains open in all directions.

San Jorge Basin Uranium Program

The results form part of a multi-disciplinary basin-wide exploration initiative utilizing basin-analysis, structural-interpretation, High Resolution Airborne Magnetic–Radiometric (HiRAM) geophysics and follow-up ground truthing by experienced uranium geologists targeting world-class, high-grade uranium mineralization in the unexplored San Jorge Basin, southern Argentina.  As a result of this initiative, a total of 120 targets were generated for field checking and a total of 1,500 samples were collected.

The program has been extremely successful in locating new uranium occurrences.  Prior to the beginning of the Issuer’s program there were 16 known occurrences within the Basin.  To date, of the 120 targets screened, the Issuer has discovered new uranium occurrences on 86, of which Bororo Nuevo is the highest ranked.  The results from an additional 10 targets show moderately anomalous uranium values, and will be followed up with additional field work  The results of the sampling from the remaining 109 targets, although often successful in identifying a new uranium occurrence, are not deemed worthy of further follow-up work at this time.

Bororo Nuevo Property

At the Bororo Nuevo Property at least seven separate mineralized outcrop clusters (measuring up to a maximum of 500 metres by 500 metres) were discovered within a uranium fairway measuring about 5 kilometres long by up to 3 kilometres wide.  Mineralization remains open in all directions.

Mineralization is located near the base of the Cretaceous age Chubut Group in approximately the same stratigraphic position as the Cero Solo uranium deposit (quoted resource of approximately 10 million pounds U3O8).  Visible uranium mineralization with extremely high radiometric counts is hosted within multiple horizons of conglomerate, sandstone and tuff and varies from 0.5 to 1.5 metres in thickness.

The initial 79 characterization reconnaissance samples were collected from mineralized and un-mineralized material - that is, from outcrops which had obvious anomalous radiometric readings and visible uranium minerals as well as material which exhibited key pathfinder alteration.

Of the 79 samples, 70% (55 samples) returned values greater than 1.18 lb/ton U3O8 (500 ppm uranium), 58% (46 samples) returned values greater than 2.36 lb/ton U3O8 (1,000 ppm uranium), 42% (33 samples) returned values greater than 4.72 lb/ton U3O8 (2,000 ppm uranium), 23% (18 samples) returned values greater than 9.44 lb/ton U3O8 (4,000 ppm uranium) and 11% (9 samples) returned values of 23.58 lb/ton U3O8 (10,000 ppm uranium), being the upper detection limit.  Those samples returning values at the upper detection limit have been sent for further analysis to determine the actual uranium values.

Laboratory results were received in parts per million uranium.  The conversion factor used to convert parts per million uranium to pounds per short ton U3O8 is 1.179, which was verified with the Saskatchewan Research Council (ppm uranium x 1.179 = ppm U308; 10,000 ppm uranium = 1% = 20 lbs/ton uranium).

The mineralization at Bororo Nuevo, as well as at other occurrences which the Issuer has located on its large property holdings in the San Jorge Basin, appear to conform to the “Tabular Sandstone Hosted Type” model similar to many found in the New Mexico area of the Colorado Plateau Uranium Districts of the Western United States.

In light of these initial encouraging results, the Issuer has entered into option agreements to acquire additional exploration licences (“cateos”) - see below - and continues to negotiate to acquire additional ground in the San Jorge Basin and other promising areas.

Option Agreements – San Jorge Basin Properties

In connection with its ongoing exploration program in the San Jorge Basin, the Issuer has also negotiated options to acquire an interest in additional cateos in Chubut, as follows:

1.

pursuant to an option agreement dated March 13, 2007 between the Issuer and two South American individuals, the Issuer has the option to acquire a 100% interest in and to 20 cateos in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance;

2.

pursuant to an option agreement dated March 13, 2007 between the Issuer and two South American individuals, the Issuer has the option to acquire a 100% interest in and to 20 cateos in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance; and

3.

pursuant to an option agreement dated March 13, 2007 between the Issuer and a South American individual, the Issuer has the option to acquire a 100% interest in and to 11 cateos in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance.

Each of these option agreements is subject to acceptance for filing by the TSXV.

Director Retires

The Issuer also announces the retirement of Jerry Pogue as a director of the Issuer, effective April 24, 2007.  The directors would like to take this opportunity to thank Mr. Pogue for his valuable contributions to the growth and development of the Issuer and his hard work and dedication on behalf of the Issuer and its shareholders over the past few years.

Qualified Person and QA/QC Controls

James M. Dawson, P. Eng., the Issuer’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Dawson is not independent of the Issuer by virtue of being a shareholder and the holder of stock options.

The San Jorge Basin Project work program is supervised by James M. Dawson, P.Eng. the Issuer’s consulting geologist, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

May 10, 2007